4/3

[redacted]

08005726

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sky Perfect JSAT Holdings

*CURRENT ADDRESS

PROCESSED
NOV 07 2008 SA
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05713

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 11/5/08

Quality for Value

ANNUAL REPORT 2008 For the Year Ended March 31, 2008

SKY Perfect JSAT Holdings Inc.

Vertically Integrated

As a corporate group that provides broadcasting and communications service of a highly public nature, the SKY Perfect JSAT Group will always work with a pioneering spirit to improve its services and contribute to the creation of a rich social and individual life, while strongly recognizing its social responsibilities and observing laws and business ethics.

SKY Perfect JSAT Holdings Inc.



Consolidated Financial Highlights

SKY Perfect JSAT Holdings and subsidiaries
Years ended March 31, 2007 and 2008

	2007 Millions of yen	2007 Millions of yen	2008 Millions of yen	2008 Thousands of U.S. Dollars*
For the year:	**SKY Perfect (Consolidated)**	**JSAT (Consolidated)**	**SKY Perfect JSAT Holdings (Consolidated)**	
Revenues	¥85,422	¥38,770	¥121,402	$1,214,020
Operating income	2,426	10,599	11,255	112,550
Net income (loss)	(1,312)	6,260	9,107	91,070
Net income (loss) per share (yen and U.S. dollars):				
Basic	¥(609.22)	¥17,639.95	¥2,662.00	$26.62
Diluted	—	16,416.47	—	—
At year-end:				
Total assets	¥121,643	¥163,470	¥322,213	$3,222,130
Total equity	87,340	86,814	176,500	1,765,000

* U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008.

Revenues*
(Billions of yen)


45.1
44.4
44.0
38.8
121.4
72.5
74.0
82.3
85.4
2004 2005 2006 2007 2008

Operating Income* (Loss)(Billions of yen)


11.0
8.1
10.6
11.3
4.2
2.8
2.6
-0.3
2.4
2004 2005 2006 2007 2008

Net Income* (Loss)
(Billions of yen)


6.5
4.1
9.1
6.3
4.4
3.7
0.4
-1.3
-7.9
2004 2005 2006 2007 2008

Total Equity*
(Billions of yen)


104.2
92.3
82.9
86.8
176.5
96.3
89.4
94.0
87.8
2004 2005 2006 2007 2008

■ SKY Perfect JSAT Holdings
□ SKY Perfect Communications
JSAT

* To facilitate comparisons, figures for 2004–2007, the years prior to the formation of the holding company, are simple totals of the figures of SKY Perfect and JSAT.



Satellite Operator

JSAT Corporation

JSAT Corporation ("JSAT") was established in 1985 and is Japan's first private sector satellite operator. JSAT currently operates nine satellites that cover from Asia to Oceania to Hawaii and North America as a global satellite operator. In Japan, JSAT provides broadcasting services to SKY PerfecTV! and e2 by SKY PerfecTV!. JSAT also provides communication services for terrestrial TV broadcasters, governments and public service organizations.

Space Communications Corporation (From March 2008)

Space Communications Corporation ("SCC") was established in 1985 and now operates four communication satellites. SCC received Information Security Management System (ISMS, currently ISO/IEC27001) certification in 2003. SCC emphasizes constructing disaster-resistant infrastructure and provides secure and high-quality communication services for governments, TV broadcasters, and business enterprises.

← Horizo



We are now a "satellite solutions business" centering on multichannel high-definition pay TV and serving all areas where satellites offer competitive advantage.

- **Broadcast/multichannel services** — Direct to homes and content distribution for broadcasters
- **Public sector services** — Government communications and elimination of the urban-rural digital divide
- **"Mobile ubiquitous" services** — Land and sea mobile businesses, including video transmission and Internet
- **Global communications services** — International carrier and corporate communications

ntally Diverse →

Satellite Broadcasting Platform Operator


Miller
Genuine Draft

SKY Perfect Communications Inc.

SKY Perfect Communications Inc. ("SKY Perfect") is a platform operator of multichannel pay TV services and holds the nation's largest share of multichannel pay TV subscribers. SKY Perfect provides service as SKY PerfecTV! via 124/128-degree CS digital broadcasting service comprising 184 TV channels and 101 radio channels. It is serving more households than ever through e2 by SKY PerfecTV!, via 110-degree CS digital broadcasting, and via optical fiber with SKY PerfecTV! HIKARI.

Contents

Major Topics in FY2007

In FY2007, SKY Perfect JSAT Group moved forward on a range of measures designed to improve operating efficiency and achieve comprehensive business expansion. These efforts centered on supporting growth in the Japanese multichannel pay TV market and further development of our satellite communications activities and satellite infrastructure. This included acquisition of satellite operator SCC as a subsidiary at the end of March 2008 to join JSAT in capitalizing on the clearly defined advantages of satellite technology and to create and expand satellite business in new fields. Our satellite operations now rank fifth in the world.

Achievements

> FY2007 consolidated results registered higher revenues and profit due to an increase in the cumulative number of subscribers.

> Announced implementation of higher dividends and share elimination.

Acquisition of SCC and Future Expansion of Satellite Operation Business

> SCC became a subsidiary, on acquisition of 97% of its shares for ¥27 billion.

> Inclusion of SCC brings strong synergy with existing operations.

> Acquisition will help to power business expansion in telecommunications services.

A Bright, New Picture Emerging of the Future Broadcast Business

> Growing surge of e2 by SKY PerfecTV*!* subscribers as more and more digital TVs with built-in CS tuners enter homes.

> SKY PerfecTV*!* is scheduled to start high-definition broadcasting in fall 2008, expanding to 62 channels in fall 2009.

To Our Shareholders and Investors



How high are we going? How do we plan to get there?

A Dynamic First Year for SKY Perfect JSAT Holdings

SKY Perfect JSAT Holdings Inc. ("the Company") was established in April 2007*. Investors following our progress since then have seen solid progress on a range of measures designed to improve operating efficiency and achieve comprehensive expansion of our business, which now uniquely combines both the multichannel pay TV platform and the communications satellites that serve it. We traveled further down this road in March 2008 with the acquisition of Space Communications Corporation ("SCC"), a satellite communications company like JSAT Corporation ("JSAT") and operator of the 110-degree CS broadcast satellite that supports our e2 by SKY PerfecTV! direct broadcast service. Just as SKY Perfect Communications Inc. ("SKY Perfect") had undergone repeated mergers and restructuring to emerge as the pre-eminent Japanese platform operator of multichannel pay TV services, the integration of SCC and JSAT consolidates Japan's satellite industry into one major operator that ranks fifth in the world. We will continue to improve our efficiency and services, and thereby expand income and cash flows. With these resources, we intend to invest substantially in future growth businesses and allocate our management resources strategically from a group-wide perspective.

Merger Benefits Reflected in Higher Revenues and Income in FY2007

In FY2007 (the year ended March 31, 2008), there were a number of important developments relating to our broadcasting business. Above all, we made significant progress with preparations for the introduction of high-definition ("HD") services on SKY PerfecTV!. With SKY Perfect and JSAT now integral team members within a single group, we have established an environment in which we can more easily respond to our viewers' wishes by introducing HD services. For example, we are now able to create business models that reduce the up-front cost for the broadcasters that provide our various channels.

We will introduce HD broadcasting on 12 channels in the fall of 2008, and add another 50 channels in the fall of 2009, bringing the total to 62. Ultimately, we aim to provide HD services on over 100 channels by increasing the number of transponders carrying HD content. The achievement of this goal will enable SKY Perfect to offer the largest range of HD channels of any platform operator in Japan. Moreover, we aim to enhance the attractiveness of our services in terms of both the number of channels and our ability to provide HD program content.

In Japan, more and more consumers are acquiring digital TV with built-in digital tuners that are capable of receiving our direct-broadcast e2 by SKY PerfecTV! service without a separate set-top box. This trend has provided a major boost for e2 by SKY PerfecTV!, and in fiscal 2007 the number of new individual subscribers increased by over 160% compared with

***SKY Perfect JSAT Holdings Inc.**
On June 27, 2008, the group holding company SKY Perfect JSAT Corporation changed its name to SKY Perfect JSAT Holdings Inc. For the sake of convenience, the name SKY Perfect JSAT Holdings has been used in historical references throughout this report.

BS (Broadcasting satellite)
A geostationary satellite exclusively for broadcasting. It features high-power transmission output designed for direct-to-home reception. It currently carries three NHK channels (BS1, BS2 and BShi), WOWOW and other television channels run by BS broadcasters affiliated with terrestrial broadcasters.

CS (Communications satellite)
A communications satellite is an artificial satellite equipped with transponders designed for communications services. Communications satellites have also been used for broadcasting purposes since 1992. The Company's services currently use 12 communications satellites.

Trend of Multichannel Pay TV Market in Japan


1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
IPTV
CATV
Wired services including SKY PerfecTV! HIKARI
e2 by SKY PerfecTV!
SKY PerfecTV!

Source:
(CATV) "HOSO Journal Magazine" by Hoso Journal Co., Ltd.
(IPTV) Report by Ministry of Internal Affairs and Communications

Platform operator
A company which operates under contract with broadcasters to provide a program transmission service to satellite operator, subscriber management service and a sales and promotion service to obtain new subscribers. The platform operator also provides an uplink service under contract with satellite operator.

Terrestrial digital broadcasting
Terrestrial digital broadcasts commenced on December 1, 2003, in the Tokyo, Osaka and Nagoya areas using UHF ground waves. In addition to allowing broadcasts offering high image and sound quality, these broadcasts enable data broadcasting and bidirectional services, as well as more services for senior and physically challenged people, and can be used for mobile services as well. Thereafter terrestrial digital expanded to all parts of Japan. By July 24, 2011, all terrestrial broadcasting is scheduled to shift to digital broadcasts, and all analog television broadcasts are to end.

the previous year's total. We focused our marketing activities for this service more on general viewers, especially the family segment, which also contributed to high growth.

With our SKY PerfecTV! HIKARI service, viewers can enjoy terrestrial digital, BS digital and CS digital channels and other content via optical fiber networks, which are being used by a growing number of households. We are currently marketing this service primarily in the densely populated Tokyo, Nagoya and Osaka areas.

In fiscal 2007, we also strengthened our marketing partnership with Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West"), and benefits from this relationship began to emerge. Both companies have identified SKY PerfecTV! HIKARI as a key component in their triple-play service packages, and we expect the number of subscribers to increase substantially as NTT East and NTT West extend and promote their optical fiber networks.

In our first year of operation as a holding company, these initiatives were reflected in operating revenues of ¥121.4 billion, operating income of ¥11.2 billion, and net income of ¥9.1 billion. These results represent increases in both revenues and income compared with the unofficial aggregate results for JSAT and SKY Perfect in the previous year.

Changes to our Mid-term Management Plan and Management Structure

In March 2007, just prior to the establishment of the holding company, we announced a mid-term management plan covering the five years to 2011. However, the scale of subsequent changes to the business environment exceeded all expectations. The biggest change was the merger with SCC, which allowed us to adopt a more aggressive strategy for the development of the Group's satellite business. We also reviewed the business structure for SKY PerfecTV! HIKARI and lowered the breakeven point. At the same time, we made good progress with preparations for the introduction of HD broadcasting on SKY PerfecTV!, while also adapting to changes in the mobile and IP environments. We modified our plan to reflect the progress of these changes, and in June 2008, we announced a new mid-term business plan with the theme "Quality for Value."

This new plan encompasses the possibility of further group restructuring. To ensure effective implementation of the plan, we also moved to a new management structure. Under the new structure, I moved from my position as chairman to become group representative director and president, while the former president, Masao Nito, assumed full-time responsibility for the management of SKY Perfect. In keeping with our transition to a holding company structure, we also renamed the Company SKY Perfect JSAT Holdings Inc. on June 27, 2008.

Timetable for Conversion to Digital Broadcasting

Cumulative sales of compatible devices for digital broadcasting: results and forecasts


6,000
5,000
4,000
3,000
2,000
1,000
2003
2004
2005
2006
2007
2008 (E)
2009 (E)
2010 (E)
2011 (E)

Source: Japan Electronic and Information Technology Industries Association (JEITA)

High Definition

We are launching 12 high definition channels in fall 2008, followed by another 50 in fall 2009. Furthermore, we are aiming to achieve a world-class broadcasting structure with the establishment of 100 high definition channels. We will also strive for a significant increase in subscribers as a result of the expanded broadcast bandwidth.



New Mid-term Management Plan Targets*
SKY Perfect JSAT Group

Revenues:	
FY2007	¥121.4 billion
FY2012	¥200.0 billion
Ordinary income:	
FY2007	¥10.7 billion
FY2012	¥30.0 billion
EBITDA:	
FY2007	¥24.8 billion
FY2012	¥50.0 billion
Cumulative individual subscribers:	
FY2007	¥3.68 million
FY2012	¥4.30 million

*These figures are totals for SKY PerfecTV!, e2 by SKY PerfecTV! and SKY PerfecTV! HIKARI.

Transponder
A transponder is a relay installed on a satellite that receives weak signals sent from earth parabolic antennas, amplifies them and sends them back to the earth. A single transponder can carry between six and ten video programs.

DVR (Digital video recorder)
DVR is a type of recording system that utilizes a high-capacity hard disk to record digital audio or digital video. Hard disk recording systems represent an alternative to more traditional reel-to-reel tape or cassette multitrack systems, and provide editing capabilities unavailable to tape recorders. The systems, which can be standalone or computer-based, typically include provisions for digital mixing and processing of the audio signal.

Our New Mid-term Management Plan (FY2008–2012)

During our first year, the media environment changed dramatically. We therefore decided to review our existing mid-term management plan and formulate a new plan. The revised targets are summarized at left. The specific measures outlined below will help to clarify the sorts of synergies we hope to achieve with the new company structure.

Enhancing the Competitiveness of SKY PerfecTV! —High-definition Broadcasting Combined with Enhanced Customer Services

We are currently focusing our efforts on preparations for the introduction of HD broadcasting on SKY PerfecTV!, the core of our multichannel pay TV service. We will launch 12 HD channels in fall 2008, followed by another 50 in fall 2009. Ultimately, we plan to expand to 100 channels. To leverage this expansion, we will acquire attractive content and enhance our customer services so that we can swiftly and effectively accommodate customers' wishes.

Moreover, we will begin distributing HD tuners in summer 2008 and, by fall 2009, launch a range of affordable high-performance devices, including a DVD recorder (DVR) with a built-in digital tuner and hard disk drive and networking equipment with communication functions.

In preparation for the start of HD broadcasting, we changed the name of the broadcasting company Pay Per View Japan, Inc. a wholly owned SKY Perfect subsidiary, to SKY Perfect Broadcasting Corporation. As a result of these changes, TV broadcasters now supply programs for HD channels provided by SKY Perfect, while SKY Perfect Broadcasting acts as the HD broadcaster by making decisions about program scheduling, viewing prices and other matters. We plan to introduce a revenue sharing system, whereby SKY Perfect Broadcasting will levy subscription fees from viewers, pay for transponder costs and service fees required for the distribution of programs, and pay suppliers for programs. This approach will not only make participation in HD broadcasting easier by reducing the cost of transponder charges for each channel; it will also give the SKY Perfect JSAT Group control over channel pricing, packaging and other decisions.

Growing Popularity of Digital TVs Ensures Continuing Tailwind for e2 by SKY PerfecTV!

Digital televisions continue to grow in popularity in Japan, with the latest models on sale being equipped with built-in tuners for terrestrial digital, BS digital and 110° CS digital broadcasts. This is helping to increase the subscriber base for the e2 by SKY PerfecTV! 110° CS broadcast system. Conditions are likely to remain favorable for further growth in the subscriber base, and we expect the total number of subscriber households throughout Japan to reach 50 million by the termination date for analog broadcasting in 2011.

SKY PerfecTV! HD Service/Business Structure


Current system
Subscribers
Subscription fee
Broadcasters
Transponder fee
Commissions, transmission fee, etc.
JSAT
SKY Perfect
SKY PerfecTV! HD adopts a revenue-sharing (R/S) model.
· Reduce transponder fee to be paid by broadcasting service providers
· Record operating revenue based on subscription fees
R/S system
Program suppliers
Program supply charge
Subscribers
Subscription fee
SKY Perfect Broadcasting
(100% subsidiary)
Transponder fee
Commissions, transmission fee, etc.
JSAT
SKY Perfect

Our priority now is to stimulate demand among viewers who already own digital televisions, but do not subscribe to e2 by SKY PerfecTV!. We will implement a variety of initiatives, such as increased advertising, a 16-day free trial system, and an antenna support campaign. With the approach of the Beijing Olympic Games, we see 2008 as a window of opportunity for the expansion of the e2 by SKY PerfecTV! subscriber base. There is also the potential to enhance service using the expanded BS bandwidth that becomes available after July 2011.

Triple-play
A service combining IP-telephone, Internet and video entertainment in one package.

SKY PerfecTV! HIKARI

The NTT Group has made SKY PerfecTV! HIKARI one of the components in its triple-play service packages, which are currently available to more than 13 million households in Tokyo, Nagoya and Osaka via optical fiber networks. Subscribers can enjoy almost all SKY PerfecTV! channels, as well as terrestrial digital and BS digital broadcasts. We regard SKY PerfecTV! HIKARI as our strongest service, and when reviewing our business structure in March 2008, we substantially lowered the breakeven point. We are now predicting that the service will become profitable in FY2010. Also, the expansion of network bandwidth will allow HD content from SKY PerfecTV! to be distributed through SKY PerfecTV! HIKARI and e2 by SKY PerfecTV!. We have also upgraded the system to allow all existing BS digital broadcasts to be relayed without the need for upconverters. In addition, we will progressively expand coverage areas, and explore the potential for further service enhancement using the expanded BS bandwidth that will become available after July 2011.

Plans for Mobile Multichannel Services

In recent years, broadband services have become available on mobile telephones in Japan, a trend that we are responding positively to with the aim of driving further growth. In April 2008, a dedicated SKY PerfecTV! mobile television site was added to the NTT DoCoMo menu, and we commenced IP-based video on demand (VOD) and rebroadcasting of SKY PerfecTV! channels. We have also formulated a mid-term and long-term strategy for mobile services. Under an alliance with Fuji Television Network, Inc., NTT DoCoMo, Inc., Itochu Corporation and others, we have invested in a company that will make plans for a video streaming service for individual users, using bandwidth vacated after the termination of analog terrestrial broadcasting in 2011.

Satellite Communications Business—Strategies to Maximize Our Market Advantage.

In the satellite segment, we face growing competition from terrestrial lines, especially optical fiber networks. We are meeting this challenge by capitalizing on the well-defined advantages of satellite technology, including wide-area coverage, multicasting capability and reliability

Diffusion of Broadband Internet Access in Japan


FTTH
DSL
CATV
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008 (E)
FY2009 (E)
FY2010 (E)
FY2011 (E)

Source:
(FY01—Dec. 31, 07) "2006 WHITE PAPER Information and Communications in Japan" by Ministry of Internal Affairs and Communications (FY08—FY11) Estimated figures by Yano Research Institute

Satellite Business Based on the "One and Only" Company Structure





The economies of scale and increased efficiencies we are bringing to our business with the consolidation of two leading satellite operating companies yields strong cash flow. We seek business synergy through the further expansion of the existing satellite business field to a wider range and efficiency through horizontal integration.

in times of disaster. Our priorities now are to enhance our earning performance by building highly reliable broadcasting service systems, to expand our sales through the reinforcement and optimization of our marketing systems, to promote and expand our social infrastructure-related services, and to establish new businesses based on long-term perspectives. We also aim to expand our presence in the buoyant North American market following the successful launch in 2007 of Horizons-2, jointly owned with Intelsat. The merger with SCC brings further chances to enhance our earning performance through sustained efficiency improvements.

Three Benefits from Merger with SCC

We expect to realize benefits in three key areas from the merger with SCC. First, we will be able to strengthen our satellite business. As the only Japanese company involved in the satellite business, we clearly enjoy a major advantage in Japan, and also in terms of our international competitiveness. We will continue our efforts to strengthen our customer base to provide long-term stability, and also dynamically build business alliances with major satellite communications firms in Europe and North America.

A second benefit from the merger will be improvements in efficiency and service resulting from synergies achieved through horizontal integration. In the short-term perspective, we will achieve efficiency improvements in such areas as personnel costs and selling, general and administrative expenses. In the mid-term future, we will be able make efficiency gains by integrating our satellite control centers. Looking to the longer-term future, we aim to optimize our satellite fleet, including satellite integration.

The third merger benefit relates to the synergies that can be achieved by channeling reliable income and cash flows from our satellite operations into the dynamic development of our multichannel pay TV services, which are expected to show high growth in the future. We will expand our broadcasting business through aggressive investment and promotion targeted toward subscriber acquisition and the transition to HD.

Active Commitment to Corporate Social Responsibility

Corporate social responsibility (CSR) has become the focus of increasing public interest in recent years. The broadcasting and communications services provided by the SKY Perfect JSAT Group have considerable social importance, and we recognize the important social responsibilities inherent to our mission. Through our activities, we are contributing to the creation of secure, reliable social infrastructure in the area of telecommunications. We are determined to maintain an active role in this broadly defined aspect of social contribution.

Promotion of Business Efficiency through Horizontal Integration


2008/3
2009/3
2010/3
2011/3
2012/3
2013/3
2014/3
3. Long-term effect (FY 2011–)
Establishment of the best-suited fleet, optimization of capital investments
2. Mid-term effect (–FY 2010)
Integration and promotion of business efficiency in satellite control centers
Integration and promotion of business efficiency in services (facilities & operation)
1. Short-term effect (FY 2008–)
Enhancement of efficiency in operating, sales and general administrative expenses,
efficient staff streamlining and effective assignment thought the group

In March 2008, we adopted an environmental policy consisting of two priority commitments. First, we will emphasize environmental protection through day-to-day initiatives in the context of office operations. Second, we will emphasize goals and communication as the basis for ongoing efforts. We are continually working on various levels to minimize the environmental impact of our business activities, and to contribute to the creation of a society in which care for the global environment can be reconciled with enhanced convenience.

We have made the reinforcement of corporate governance an important priority since the establishment of the Company. As an organization that gathers large volumes of personal information, we are keenly aware that our survival depends on the protection of that information.

The standards of corporate social responsibility and corporate governance required are changing in step with the evolution of the social environment. We are determined to maintain standards that consistently exceed the expectations of the public.

Maintaining Stability and Growth While Actively Returning Income to Shareholders

Our basic policy on shareholder returns calls for the steady payment of dividends, while also emphasizing the need to maintain a stable business structure and sound financial fundamentals and to retain earnings to support the development of new business activities. In the year ended March 2008, we secured ample dividend resources and operating cash flows and were able to increase the annual dividend from ¥1,000 to ¥1,200. We also paid an additional commemorative dividend of ¥300 to mark the establishment of the Company. In addition, we canceled 250,000 shares in April. In the Mid-term Management Plan, we set a payout ratio of 30% or more considering a level of free cash flow, and will consider flexible buybacks of the shares, depending on the market. We will maintain a flexible approach to shareholder returns, while also focusing on the expansion of shareholder value and the improvement of capital efficiency.

Our core activities within multichannel broadcasting and satellite communications have the potential to bring enjoyment to an ever-increasing audience. The broadcasting and telecommunications markets have entered a period of change driven by the shift to digital technology and the expansion of bandwidth. We see these changes as the gateway to a new growth phase for the SKY Perfect JSAT Group. We are determined to maximize our corporate value and shareholder value and achieve further EBITDA growth by remaining alert to market changes so as to capture every opportunity to generate earnings and cash flows.

We intend to enhance the corporate stability and growth of the SKY Perfect JSAT Group with new services and businesses, by reducing costs and by raising operating efficiency.

We look forward to the ongoing support of our shareholders and investors.

July, 2008

Masanori Akiyama
President and Chief Executive Officer

Eying a “Company of Quality and Substance”

By “Quality,” we mean offering high quality products and services, enhancing customer satisfaction through continuous improvements. By “Substance,” we mean ensuring stable profitability and improving corporate value through Quality enhancement.



Group at a Glance

Service	Revenues by Service	Revenues (Millions of Yen) 2007	Revenues (Millions of Yen) 2008
Satellite Broadcasting*2	77.1%	92,296	93,650
Satellite Communications*3	14.2%	16,813	17,183
Wired Broadcasting*4	5.9%	4,437	7,151
Other Operations*5	2.8%	3,362	3,416


0
20,000
40,000
60,000
80,000
100,000
2007
92,296
2008
93,650


0
20,000
40,000
60,000
80,000
100,000
2007
16,813
2008
17,183


0
20,000
40,000
60,000
80,000
100,000
2007
4,437
2008
7,151


0
20,000
40,000
60,000
80,000
100,000
2007
3,362
2008
3,416

*1 Segments of our Group consist of Satellite Operation and Broadcast-related Businesses. This table indicates the classification of operating profit by service on the basis of estimates for comparison.
*2 Satellite Broadcasting includes JSAT's broadcasting-related operating revenues, operating revenues relating to satellite broadcasting of SKY Perfect (including revenues from proprietary content) and operating revenues of Data Network Center, SKY Perfect Marketing, SKY Perfect Broadcasting, Samurai TV, eTEN, and Multi Channel Entertainment.
*3 Satellite Communications includes JSAT's communications-related operating revenues and operating revenues of Satellite Network and JAST International.
*4 Wired broadcasting includes wired broadcasting-related revenues of SKY PerfecTV! and operating revenues of OptiCast and Cable television Adachi.
*5 Main factors of Other Operations are the advertising revenue of SKY Perfect, JSAT's operating revenue related to controlling services, and operating revenues of SKY Perfect Well Think and SKY Perfect Mobile.

Description	Operating Companies
These are the SKY PerfecTV! and e2 by SKY PerfecTV! multichannel broadcasting services provided via communications satellites. As satellite operators, JSAT and SCC provide transponders to broadcasters, while SKY Perfect performs a variety of tasks as a platform operator, including coordination and management services for broadcasters, the digitization and encryption of broadcast data, and the promotion of satellite broadcasting.	• SKY Perfect Communications Inc. • JSAT Corporation • Data Network Center Corporation • Multi Channel Entertainment Inc. • SKY Perfect Broadcasting Corporation • eTEN, Inc.
These are video and data transmission services provided via communications satellites. JSAT and SCC have capitalized on the advantages of satellite technology, including wide-area coverage, flexibility, bandwidth, and dependability in times of natural disaster, to provide services to a wide range of users, including government agencies, public organizations, business corporations, and international data communications and mobile communications companies.	• JSAT Corporation • JSAT International Inc. • Satellite Network, Inc. • Space Communications Corporation (2008~)
These are multichannel broadcasting services provided via optical fiber networks and other wired broadcasting systems. Currently SKY Perfect rebroadcasts not only SKY PerfecTV! multichannel programs, but also terrestrial and BS digital broadcasts, FM broadcasts, and other content through its SKY PerfecTV! HIKARI service.	• OptiCast, Inc. • OptiCast Marketing Inc. • Cable television Adachi Corporation
The SKY Perfect JSAT Group is involved in several business areas other than those described above. Examples include advertising on SKY PerfectTV!, contracted satellite control services provided by JSAT, and the activities of SKY Perfect Well Think, Co. Ltd.	

Operating Highlights:
SKY Perfect Communications Inc.

Fresh Focus on Subscriber Satisfaction

SKY Perfect Communications launched Japan's first satellite digital multichannel pay TV service in 1996. Today, we operate multichannel pay TV broadcasting services as Japan's sole CS broadcasting platform operator. About 3.7 million registered subscribers view around 290 channels supplied by approximately 100 broadcasters via our core SKY PerfecTV! service. We are developing a multi-platform capability to bring our programs to an even bigger audience. Currently we offer a 110° CS digital broadcast service marketed as e2 by SKY PerfecTV!, as well as SKY PerfecTV! HIKARI, which is a multichannel service provided via optical fiber networks. Other services include IP and mobile broadcasting. Content quality is vital to viewer enjoyment of multichannel pay TV broadcasting. We are continually enhancing and expanding our content, and we are actively preparing for the introduction of HD broadcasting. The roll-out of HD services will start on SKY PerfecTV! in the fall of 2008. We also plan to deploy HD tuners capable of linking to other AV equipment via home networks. As part of our efforts to raise customer satisfaction, we are improving our call center systems and enhancing quality-related services, such as subscriber support.

SKY PerfecTV!

SKY PerfecTV! is a multichannel pay TV service provided via two satellites at 124° and 128° east. With approximately 290 channels, it offers by far the most extensive programming line-up in Japan. In addition to offering channels to meet a wide range of preferences, SKY PerfecTV! also provides pay-per-view services, and a variety of packages combining multi-channels and genres. Since 2006, subscribers have also been able to enjoy WOWOW via SKY PerfecTV! In the past subscribers needed to buy tuners to watch SKY PerfecTV!, but since June 2005 we have also provided a rental service. We are continually enhancing our services to reflect changes in the ways in which subscribers enjoy our channels. For example, in October 2006, we introduced the SKY PerfecTV! DVR, a high-performance rental tuner with a built-in hard disk drive.

In addition to our superb range of channels, we also aim to provide superior image quality on SKY PerfecTV!, and we are currently preparing to introduce HD broadcasting. HD will be available on 12 channels from the fall of 2008. Initially the service will be limited mainly to premium channels, but in the fall of 2009 we will extend the coverage to include around 50 channels, including basic channels. We are also considering the introduction of HD packages and other systems to provide easy access to HD broadcasts. The number of HD channels will be progressively increased thereafter, and ultimately we plan to create a line-up of over 100.

(As of June 30, 2008)

Number of Channels	
Television	184
Radio	101
Total	285
Number of Subscribers (Thousand)	
Total Subscribers	3,446
Individual Subscribers	2,964

e2 by SKY PerfecTV!

Like our broadcast satellite (BS) service, this service provides multichannel pay TV broadcasts via satellite. However, the satellite used in this case is a communications satellite positioned at 110° east. Initially marketed as SKY PerfecTV! 2, e2 by SKY PerfecTV! was launched in July 2002.

The popularity of digital television has risen dramatically in recent years. Current digital television sets incorporate three-wavelength tuners that allow the reception of terrestrial digital, BS digital and 110° CS digital broadcasts. With these televisions, it is possible to view e2 by SKY PerfecTV! without any additional tuners

SKY PerfecTV!

Number of New Individual Subscribers and Churn Rate

(Thousands)


471
432
520
457
495
560
9.1
9.4
8.6
10.2
12.0
12.0
Annual Individual Churn Rate (%)
FY03
FY04
FY05
FY06
FY07
FY08 (Forecast)

■ SKY PerfecTV! ■ e2 by SKY PerfecTV!
⬚ SKY Perfec TV! HIKARI □ Other Wired Services

Subscriber Acquisition Cost (SAC)

Total SAC (Millions of Yen) | SAC per Subscriber (Millions of Yen)


16,889
12,928
15,414
35,817
30,091
34,307
FY05
FY06
FY07
FY05
FY06
FY07

■ Sales incentives ⬚ Promotional expenses
□ Advertising expenses

or other equipment. Japan will switch totally to digital broadcasting after the termination of analog broadcasting in 2011. Ownership of digital televisions is expected to increase rapidly in 2008 and beyond, providing additional impetus for the expansion of e2 by SKY PerfecTV!.

We offer an extensive range of channels via e2 by SKY PerfecTV!. There are around 70 channels, including HD movie and sports channels. Our services have been further enhanced through the development of packages that make subscription even more affordable.

(As of June 30, 2008)

Number of Channels	
Television	70 (including data broadcasts)
Total	70 (including 7 HD channels)
Number of Subscribers (Thousand)	
Total Subscribers	714
Individual Subscribers	628

SKY PerfecTV! HIKARI

The SKY PerfecTV! HIKARI service is distributed to households via NTT's increasingly popular optical fiber networks. The video distribution company Opticast Inc. was established for this purpose in 2003, and in the following year, it began providing the service to apartments and condominiums. Since April 2006, subscribers living in detached home have also been able to access this service. In 2005, Opticast Marketing Inc. was jointly established by Opticast Inc., NTT East and NTT West to strengthen marketing of the service. In addition to most SKY PerfecTV! channels, SKY PerfecTV! HIKARI also carries simulcasts of terrestrial and BS digital broadcasts. We are currently rolling out this service primarily in major cities, including the Tokyo, Nagoya and Osaka areas. From July 2008, the attractiveness of this product will further enhanced with the expansion of network bandwidth to allow access to SKY PerfecTV! HD services. The system will also be able to carry the new BS digital services scheduled for introduction in 2011 and beyond.

(As of June 30, 2008)

Number of Channels	
Television + radio	281
Local terrestrial and BS services, etc.	25-40
Total	306-321
Number of Subscribers (Thousand)	
Total Subscribers	76
Individual Subscribers	73

Other Wired Broadcasting Services

Other Wired Broadcasting Services refer to multichannel broadcasting services using SKY Perfect's digital broadcasting system, including Cable television Adachi Corporation.

Average Revenues per User (ARPU)

Subscription Fee Per Subscriber (Yen)


3,412
3,388
3,358
3,317
3,342
3,351
3,322
3,274
06/1Q 06/2Q 06/3Q 06/4Q 07/1Q 07/2Q 07/3Q 07/4Q

Subscriber-related Revenues per Subscriber (Yen)


1,374
1,351
1,353
1,335
1,346
1,331
1,330
1,316
06/1Q 06/2Q 06/3Q 06/4Q 07/1Q 07/2Q 07/3Q 07/4Q

■ Revenue from SKY Perfect's own content ■ PPV subscription fee
Monthly subscription fee ☐ Basic fee

Highlights of 2007



Photo: Daisuke Nakashima, Aflodite

Second Phase of WOWOW* Package Development

We previously launched two packages—European Soccer Set + WOWOW and Dream Soccer Set + WOWOW in readiness for the 2007/2008 soccer season. These packages cover the major European soccer leagues, including the Liga Española. On February 1, 2008, we introduced a second round of WOWOW packages consisting of SKY PerfecTV! Valuable Pack and SKY PerfecTV! Select 15.

* WOWOW is a japan-based BS pay TV company. It currently operates a single analog and several digital channels.



© J.LEAGUE PHOTOS

Follow Your Team to Away Matches with SKY PerfecTV!

Since last soccer season, SKY PerfecTV! has provided all J1/J2 soccer matches. In the second year of this initiative, during the 2008/2009 season, we will promote the service to local soccer fans with the slogan "Follow Your Team to Away Matches with SKY PerfecTV!"

Operating Highlights:
JSAT Corporation

Concentration on Competitive Advantage

JSAT Corporation ("JSAT") was founded in February 1985 as Japan's first private-sector satellite operator. As the leading satellite operator in the Asia-Pacific region, it operates nine satellites, covering not only Japan, but also the Asian region, as well as Oceania, Hawaii and North America.

JSAT carries SKY PerfecTV! and e2 by SKY PerfecTV! 's channels. In cooperation with public service organizations and government agencies, it helps to eliminate digital divides and develop disaster preparedness networks. JSAT also provides mobile communications for use on land and at sea. It sells satellite circuits in Asia, and in North America provides global services through its partnership with Intelsat, the world's largest satellite operator. JSAT is continually developing new business opportunities in these and other areas in which satellite communications enjoy a competitive advantage.

The development of backup infrastructure and the improvement of reliability and quality are also priorities for JSAT. It plans to launch a new backup satellite, JCSAT-12, to replace JCSAT-R in the summer of 2009 and Intelsat-15 by the end of 2009 (partially owned with Intelsat). In 2011, JSAT and Broadcasting Satellite System Corporation ("B-SAT") will jointly launch a JCSAT-110R (BS/CS hybrid satellite) as a backup for JCSAT-110, which is used to carry e2 by SKY PerfecTV!

Satellite Fleet Line-up


Intelsat-15
Partially owned,
Launching 2009
JCSAT-110R
(BS/CS Hybrid satellite)
Launching 2011
36,000km
N-SAT-110
110° E
(JCSAT-110)
(Superbird-D)
JCSAT-4A
124° E
JCSAT-12
Launching
Summer 2009
JCSAT-R
Backup
JCSAT-3A
128° E
JCSAT-5A
132° E

Operating Highlights:
Space Communications Corporation

Merger Strengthens Operations and Earnings

Space Communications Corporation ("SCC") was a pioneer of the satellite communications industry in Japan. Established in March 1985 by 28 companies in the Mitsubishi Group, SCC has four Superbird satellites in operation creating secure and reliable telecommunications infrastructure to meet the needs of modern society.

SCC offers a variety of business continuity plan (BCP) solutions. For example, in 2006 SCC introduced the SafetyBIRD satellite multicasting service, to distribute Earthquake Early Warning information, *tsunami* forecasts and weather information. It is also promoting increased use of satellite communications, and in 2008 it launched the Portalink service, a next-generation high-speed IP communications system based on the use of compact, lightweight portable terminals to transmit HD video images.

Space Communications Corporation


Horizons-2
74° W
Horizons-1
127° W
Superbird-B2
162° E
Superbird-A
158° E
JCSAT-2A
154° E
JCSAT-1B
150° E
Superbird-C
144° E
Superbird-C2
Launching
Summer 2008

Highlights of 2007



Horizons-2 Launched Successfully
In December 2007, JSAT and Intelsat, the world's largest satellite operator, successfully launched their second jointly owned satellite, Horizons-2. This satellite covers the U.S. mainland and the Caribbean coast. It will be used primarily for data communications and HD broadcasting. This launch represents an important step forward in the ongoing global expansion of JSAT services.



Launch of Superbird-7 (C2)
In summer 2008, SCC will launch Superbird-7 (C2) as a replacement for its existing Superbird-C satellite. Manufactured by Mitsubishi Electric Corporation, Superbird-7 is the first Japanese-made commercial satellite ordered by a Japanese private sector satellite operator. It will be positioned at 144° east, providing coverage of most of the Asia-Pacific region, including Japan.

Corporate Governance

Basic Philosophy and Policy Implementation

▶Basic Philosophy

Our basic corporate governance goal is to maximize our corporate value in capital markets. We are aware that in order to achieve this goal, we need to build good relationships with all stakeholders, including shareholders, while also ensuring regulatory compliance and maintaining a high standard of business ethics. Our most important management priority is the maintenance and improvement of sound management systems based on prompt, efficient decision-making in response to change in our business environment.

▶Policy Implementation

Directors and Board of Directors

—Eleven Directors including Six Outside Directors

Our Board of Directors consists of 11 directors, including four full-time directors, and six outside directors. Their tasks are to strengthen management supervision and ensure transparency. The Board of Directors normally meets once a month to make decisions on important operational matters. It also shares information by receiving reports on important events and other matters from group companies. All six outside directors have extensive experience in business management and are making significant contributions to the effectiveness of governance throughout the SKY Perfect JSAT Group through wide-ranging discussions in meetings of the Board of Directors.

Management Committee

—Fortnightly meetings for timely decision-making

SKY Perfect JSAT Holdings Inc. ("Company") established the Management Committee to support the timely decision-making needed for the performance of the representative directors' duties by deliberating on important operational matters. Normally meeting twice a month, it also supports information sharing and group-level governance by monitoring the business activities of subsidiaries and consulting with company and subsidiaries on important operational matters pertaining to their business operations.

Corporate Auditors and Board of Corporate Auditors

Company has a Board of Corporate Auditors made up of four outside statutory auditors, including two standing Corporate auditors. The statutory auditors attend important management meetings, including meetings of the Board of Directors and Management Committee. They put forward their opinions aggressively and audit the performance of the directors' duties. The Board of Corporate Auditors also receive reports on audits conducted from time to time by the accounting auditors, and on the activities of the Internal Audit Office.

Establishment of Committees

—Nomination and Remuneration Committee, Information Disclosure Committee, Investment Committee, etc.

Company has established the Nomination and Remuneration Committee to advise the Board of Directors. It submits independent opinions on the nomination of directors and their remuneration. The Information Disclosure Committee and Investment Committee were established to advise the President and Representative Director. These two committees submit opinions to the representative directors with the aim of ensuring timely and accurate information disclosure and appropriate investment.

Internal Control Systems—Establishment of Internal Audit Department

Pursuant to the Company Law of Japan, the Company ensures that the decisions and actions of the directors comply with laws, regulations and the articles of incorporation through the policies and structure of internal controls that have been established for the purpose of ensuring the adequacy of their performance. Specifically, proper provisions, including strengthened internal and external monitoring of directors' performance and information security systems, are in place.

Separately, regulations of risk management and compliance have been established following careful and comprehensive consideration of the relevant issues that may potentially arise during the course of business. Risk management supervisory officers and compliance supervisory officers monitor compliance with these regulations throughout an appropriately maintained company-wide control system.

Furthermore, for the purpose of constructing a system that ensures the adequacy and credibility of the operations of the Company and its subsidiaries, the group subsidiaries are required to report on specified issues to the Company, pursuant to the administrative rules for affiliated companies. In this way, the Company seeks to maintain adequate oversight of Group companies. The Company is also making efforts to establish and operate an internal control system for financial reporting per the Financial Instruments and Exchange Law, and for the elimination of influence by antisocial entities.

Internal Institutions and Controls


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Nomination and Remuneration Committee
President and Chief Executive Officer
Information Disclosure Committee
Management Committee
Internal Audit Office
Investment Committee
Corporate Planning & Strategy Division
Corporate Planning Dept.
Control & Affiliate Administration Dept.
Information Systems Dept.
Finance & Accounting Division
Finance Dept.
Accounting Dept.
Corporate Administration Division
Human Resources Dept.
General Affairs & Corporate Branding Dept.
Public Relations & Investor Relations Dept.

Board of Directors and Corporate Auditors




Yoichi Iizuka
Yutaka Nagai
Masanori Akiyama
Masao Nito

President and Representative Director
Masanori Akiyama

Board of Directors
Masao Nito
Yutaka Nagai
Yoichi Iizuka

Board of Directors (Non-Executive)
Iwao Nakatani
Masakatsu Mori
Jun Murai
Hiromasa Otsuka
Kazunobu Iijima
Shigeru Ikeda
Kohei Manabe

Corporate Auditors (Standing)
Shoichi Kameyama
Ryosuke Tsuruma

Corporate Auditors
Toshiaki Katsushima
Shinji Takeda

Financial Section



Contents

Selected Financial Data

SKY Perfect JSAT Holdings Inc. and Subsidiaries
Years ended March 31, 2007 and 2008

	Millions of yen		Millions of yen	Thousands of U.S. dollars (Note 1)
	2007	2007	2008	2008
	SKY Perfect Communications (Consolidated)	JSAT (Consolidated)	SKY Perfect JSAT Holdings	
For the Year				
Revenues	¥ 85,422	¥ 38,770	¥ 121,402	$ 1,214,020
Operating expenses:				
Cost of services	57,338	20,083	70,565	705,650
Selling, general and administrative expenses	25,658	8,088	39,582	395,820
Operating income (loss)	2,426	10,599	11,255	112,550
Income (loss) before income taxes and minority interests	(2,585)	(10,049)	6,712	67,120
Net income (loss)	(1,312)	6,260	9,107	91,070
Net cash provided by operating activities	8,755	20,070	50,064	500,640
Net cash (used in) provided by investing activities	(7,977)	(10,569)	(51,080)	(510,800)
Net cash used in financing activities	(1,900)	(9,076)	1,457	14,570
Per Share of Common Stock (yen and U.S. dollars)				
Net income (loss) per share:				
Basic	¥ (609.22)	¥ 17,639.95	¥ 2,662.00	$ 26.62
Diluted	—	16,416.47	—	—
Cash dividends applicable to the year	750.00	6,000.00	1,500.00	15.00
At year-end				
Cash and cash equivalents	¥ 39,189	¥ 4,395	¥ 45,000	$ 450,000
Property and equipment	17,680	93,627	158,238	1,582,380
Total assets	121,643	163,470	—	—
Total liabilities	34,303	76,657	322,213	3,222,130
Common stock	50,084	53,770	10,000	100,000
Total equity	87,340	86,814	176,500	1,765,000

Notes:

Management's Discussion and Analysis

Prospective investors should read the following discussion of the financial conditions and results of operations together with the financial statements and the notes to such statements included elsewhere in this annual report. The presentation in this segment contains forward-looking statements.

Analysis of Results of Operations

SKY Perfect JSAT Corporation, renamed in June 2008 to SKY Perfect JSAT Holdings Inc. (the "Company"), was established as a joint holding company on April 2, 2007, that owns SKY Perfect Communications Inc. ("SKY Perfect") and JSAT Corporation ("JSAT") as wholly-owned subsidiaries through a joint stock transfer among the shareholders. Therefore, since the fiscal year ended March 31, 2008 was the first fiscal year for the Company, the figures of the previous fiscal years for the purpose of comparison are not presented.

Operating Environment

During the fiscal year ended March 31, 2008, the Japanese economy first showed a mild but solid recovery in such aspects as increased capital investments as well as increased personal consumption driven by better employment conditions. However, the economy turned out to face uncertainties toward its future again, backed by factors including material price increases due to soaring crude oil prices, economic slowdown in the United States due to the financial market turmoil brought by the subprime mortgage issue, a stronger yen, and the sluggish stock markets.

Under such circumstances, SKY Perfect JSAT Group ("the Group") continued its endeavor to further expand the multichannel pay TV market in Japan, as well as to further develop the domestic and overseas satellite telecommunication and satellite infrastructures, aiming at integrated business expansion and more efficient management to correspond with the convergence of telecommunications and broadcasting industries. The Company also successfully extended its domain of satellite operation business by acquiring 97% of issued shares of Space Communications Corporation ("SCC") on March 31, 2008, which is now a subsidiary of the Company.

Results of Operations

Revenues for the year ended March 31, 2008 amounted to ¥121,402 million. Broadcast-related business increased its revenue based on revenues from cumulative subscribers of multichannel pay TV. Satellite operation business as well marked its stable revenue. Operating income resulted in ¥11,255 million, reflecting efficient use and reduction of selling, general and administrative expenses and cut in subscriber acquisition costs.

Overview by Business Segment

Broadcast-related business

Segment revenues marked ¥90,471 million, reflecting an increase in cumulative individual subscriber contracts for multichannel pay TV. Operating income stood at ¥2,488 million, mainly as a result of efficient use and reduction of selling, general and administrative expenses and cut in subscriber acquisition costs.

New individual subscriptions for multichannel pay TV during the year was 495 thousand, brought by increased subscriptions for e2 by SKY PerfecTV! accompanying penetration of digital televisions. On the other hand, new factors such as a shift of subscribers from SKY PerfecTV! to e2 by SKY PerfecTV!, annualized cancellations ratio marked 12.0%. As a result, net increase of individual subscribers was 55 thousand, and cumulative individual subscriber number as of March 31, 2008 stood at 3,683 thousand. Cumulative total registrations was 4,246 thousand.

Other indicators of operating results of this segment are gross average revenue per user per month ("ARPU") and net ARPU, respectively defined as the monthly average revenue from subscription fees per subscriber for SKY PerfecTV! and e2 by PerfecTV!, and as the portion of ARPU that corresponds to the revenues of the Company. During the fiscal year under review, gross ARPU and net ARPU resulted in ¥3,322 and ¥1,330, respectively. Another indicator SAC, the subscriber acquisition cost, which include advertising expenses, promotional expenses and sales incentives, stood at ¥34,307.

Satellite operation business

Satellite operation business recorded ¥39,267 million revenues, as a result of increased revenues from circuits supplied by communications satellite JCSAT-5A, revenues brought from new services such as ocean broadband services and "SPACE-IP" the satellite internet/ intranet access services, and terrestrial services "HIKARI audio-visual transfer service". Operating income resulted in ¥9,127 million reflecting depreciation expenses of communications satellites and an increase in cost of sales due to the launch of new services.

Other Income and Expenses

In the other income and expenses category, the Company recorded ¥20,792 million gain on insurance claim for the failed launch of a back-up satellite, with corresponding loss on disposal of property and equipment of ¥20,027 million which was acquisition cost of the said satellite. Other items of other income include ¥1,966 million interest and dividend income brought by efficient surplus funds employment. On the other hand, other expenses items include ¥1,409 million interest expenses, ¥600 million equity in net losses of affiliated companies, ¥4,746 million write-down of investment securities, and ¥341 million office relocation expenses.

As a result, income before income taxes and minority interests stood at ¥6,712 million. Since deferred tax assets and accompanying deferred income taxes were recorded due to management integration which brought a more stable revenue basis to the Group, net income for the year resulted in ¥9,107 million.

Financial Condition

In accordance with the acquisition of SCC, its balance sheet as of March 31, 2008 was included in the consolidation for the fiscal year ended March 31, 2008. As a result, total assets as of March 31, 2008 amounted to ¥322,213 million. Current assets stood at ¥82,283 million, and fixed assets including telecommunications satellites amounted to ¥230,443 million.

Total liabilities amounted to ¥145,713 million, reflecting an increase in long-term debt. Equity, which includes minority interests, resulted in ¥176,500 million. The equity ratio for the year under review was 52.9%.

Cash Flows

Net cash provided by operating activities was ¥50,064 million. Major factors included ¥6,712 million income before income taxes and minority interests, ¥16,127 million depreciation and amortization, ¥1,179 million amortization of goodwill, ¥20,341 million loss on disposal of property and equipment, and ¥4,746 million write-down of investment securities.

Net cash used in investing activities was ¥51,080 million, largely due to ¥34,218 million purchases of property and equipment and ¥20,416 million acquisition of shares of SCC.

Net cash provided by financing activities was ¥1,457 million, reflecting ¥10,493 million proceeds from long-term debt and other factors.

As a result of the above cash flows, cash and cash equivalents as of March 31, 2008 were ¥45,000 million.

Important Business Agreements

Absorption-Type Demerger of Consolidated Subsidiaries

At the Board of Directors' meeting held on February 13, 2008, the Company resolved to succeed shares of the Company owned by wholly-owned consolidated subsidiaries, Sky Perfect Communications Inc. and JSAT Corporation (total 274,791 shares), via corporate absorption demerger, and concluded the agreement for absorption demerger. Based on this agreement, the demerger was effectuated on April 1, 2008.

Cancellation of Treasury Stock

At the Board of Directors' meeting held on March 5, 2008, pursuant to Article 178 of the Japanese Corporate Law, the Company resolved cancellation of treasury stock, subject to the effectuation of the agreement for absorption-type demerger concluded on February 13, 2008. Based on this resolution, 250,000 shares of treasury stock were canceled on April 30, 2008.

Acquisition of Shares of Space Communication Corporation

At the Board of Directors' meeting held on February 13, 2008, the Company resolved to acquire all shares of Space Communication Corporation, making it a wholly-owned subsidiary. On the same date, the Company concluded share assignment agreements with Mitsubishi Corporation and other 27 companies.

Risk Information

The following is an overview of the primary items that the Company recognizes as potential risks that may affect future business decisions and financial standing, although factors that could influence our business results are not limited to those below.

1. General Risks

(1) Legal restrictions

The Group's business involves the domestic satellite broadcasting and the launch, operation and commercial use of satellites in domestic and overseas markets. Any changes to legal requirements regarding satellites could have a potentially negative effect on our operation. The Group currently carries out our business without any hindrance from legal regulations, however, there is no guarantee that these regulations will continue in their current format or that the Group will not be adversely affected by these regulations, nor is there any guarantee that we may not be required to halt part of our operations.

(2) Security of subscriber information

The Group gives the highest attention to the protection of client information, including subscriber information. However, in cases where subscriber information leaks from the Group or business partners after illegal access by third parties or other factors, the loss of confidence and/or the burden of unexpected costs may affect our business results.

(3) Heavy damage to equipment due to large-scale natural disasters

In cases where unanticipated large-scale disasters cause destruction of broadcasting facilities or uplink equipment, the Group does not possess full backup equipment, and therefore our business results may be affected.

2. Risks regarding Satellite Infrastructure

(1) Operational failure of satellites

As the Group's satellite operation business relies on the operation of a satellite fleet, there is inherent risk involving possible launch failure and in-orbit operational failure (e.g. breakdown, excessive fuel consumption, collision with space debris, control problems). The Group maintains one satellite in orbit exclusively for emergency backup. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain satellites.

(2) **Procurement of communications satellites**

The manufacturing and launch of communications satellites involve considerable risks, such as production delay, launch failure, disturbance and breakdown, inaccurate placement in orbit, and unfavorable weather for launch. Should any delay occur in a course of manufacturing or launch of a satellite for any reason, in case where the backup satellite cannot replace all the capacity of aforementioned satellite, the Group's operation would be largely and negatively affected in a form of loss of its profit, or loss of competitiveness and/or strategic advantage through the shift of existing and potential customers to competitors.

(3) **Insurance covering communications satellites**

The Group purchases launch and in-orbit insurance covering almost all of its satellite manufacturing costs, relaunch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failures are covered by such insurance. Neither is in-orbit insurance based on the satellite's book value and does not cover the replacement cost. Moreover, there is no guarantee that the Group can renew or purchase these insurances under the same conditions.

3. Risks regarding Multichannel Pay TV Platform Services

(1) **Subscriber acquisition and trends**

Acquisition and maintenance of subscribers is the crucial factor of the profit growth of the Group. Should a decrease in subscriber numbers occur despite marketing activities such as investing in advertising and promotions and own contents, our business results may be affected.

(2) **Broadcaster-related concerns**

The services of the Group are distributed by broadcasters. In cases where the broadcasters stop services or debase the quality of programs due to financial trouble or other reasons, business results of the Group may be affected. Moreover, the broadcasters hold rights to determine subscription fees, and in cases where subscriber numbers do not increase in response to lower prices, our revenues may decrease and our business results may be affected.

(3) **Security of IC cards and other security concerns**

In cases when security of IC cards is breached, and inability to prevent viewing of charges and account information occurs, our business results may be affected. This risk may also possibly affect copyright issue of broadcasters.

Consolidated Balance Sheet

SKY Perfect JSAT Holdings Inc. and Subsidiaries
March 31, 2008

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2008	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	¥ 45,000	$ 450,000
Short-term investments (Note 4)	2,288	22,880
Receivables:		
Trade	11,128	111,280
Affiliated companies	445	4,450
Other	5,239	52,390
Allowance for doubtful receivables	(594)	(5,940)
Inventories:		
Broadcasting rights	4,751	47,510
Other	674	6,740
Deferred tax assets (Note 9)	6,005	60,050
Short-term loans	3,467	34,670
Other	3,880	38,800
Total current assets	82,283	822,830
Property and Equipment:		
Buildings and structures	16,439	164,390
Machinery, equipment and vehicles	46,955	469,550
Telecommunications satellites	230,443	2,304,430
Construction in progress	41,866	418,660
Other	9,092	90,920
Total	344,795	3,447,950
Accumulated depreciation	(186,557)	(1,865,570)
Net property and equipment	158,238	1,582,380
Investments and Other Assets:		
Software	5,183	51,830
Goodwill	13,207	132,070
Investment securities (Note 4)	29,299	292,990
Investment in and advances to affiliated companies	25,155	251,550
Deferred tax assets (Note 9)	5,580	55,800
Other	4,121	41,210
Allowance for doubtful accounts	(853)	(8,530)
Total investments and other assets	81,692	816,920
Total	¥ 322,213	$ 3,222,130

See notes to consolidated financial statements.

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2008	2008
LIABILITIES AND EQUITY		
Current Liabilities:		
Current portion of long-term debt (Note 5)	¥ 14,987	$ 149,870
Payables (Note 5):		
Trade	14,023	140,230
Affiliated companies	93	930
Income taxes payable	2,290	22,900
Subscription fees received	13,345	133,450
Accrued bonus	767	7,670
Allowance for long-term sales commitments	359	3,590
Other	11,099	110,990
Total current liabilities	56,963	569,630
Long-term Liabilities:		
Long-term debt (Note 5)	81,856	818,560
Liabilities for retirement benefits (Notes 2.k and 6)	2,253	22,530
Allowance for long-term sales commitments	718	7,180
Deferred tax liabilities (Note 9)	397	3,970
Other (Note 5)	3,526	35,260
Total long-term liabilities	88,750	887,500
Commitment and Contingent Liabilities (Notes 10 and 12)		
EQUITY (Notes 7 and 16)		
Common stock - authorized 14,500,000 shares issued 3,696,037 shares in 2008	10,000	100,000
Capital surplus	175,577	1,755,770
Stock acquisition rights	66	660
Retained earnings	8,237	82,370
Unrealized loss on available-for-sale securities	(3,129)	(31,290)
Deferred loss on derivatives under hedge accounting	(1,176)	(11,760)
Foreign currency translation adjustments	40	400
Treasury stock - at cost, 274,794 shares in 2008	(19,166)	(191,660)
Total	170,449	1,704,490
Minority interests	6,051	60,510
Total equity	176,500	1,765,000
Total	¥ 322,213	$ 3,222,130

Consolidated Statement of Income

SKY Perfect JSAT Holdings Inc. and Subsidiaries
For the year ended March 31, 2008

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2008	2008
Revenues (Note 15)	¥ 121,402	$ 1,214,020
Operating Expenses:		
Cost of services (Note 15)	70,565	705,650
Selling, general and administrative expenses (Notes 11 and 15)	39,582	395,820
Operating Income (Note 15)	11,255	112,550
Other Income (Expenses):		
Interest and dividend income	1,966	19,660
Interest expense (Note 5)	(1,409)	(14,090)
Foreign currency transaction losses - net	(358)	(3,580)
Equity in net losses of affiliated companies	(600)	(6,000)
Gain on sales of investment securities (Note 4)	390	3,900
Gain on insurance claim	20,792	207,920
Loss on disposal of property and equipment	(20,341)	(203,410)
Write-down of investment securities (Note 4)	(4,746)	(47,460)
Office relocation expense	(341)	(3,410)
Other-net	104	1,040
Other expenses - net	(4,543)	(45,430)
Income before Income Taxes and Minority Interests	6,712	67,120
Income Taxes (Note 9):		
Current	1,844	18,440
Deferred	(3,076)	(30,760)
Total income taxes	(1,232)	(12,320)
Minority Interests in Net Income	(1,163)	(11,630)
Net Income (Note 13)	¥ 9,107	$ 91,070

	Yen	U.S. dollars (Note 1)
	2008	2008
Per Share of Common Stock (Notes 2.s and 13):		
Net income		
Basic	¥ 2,662.00	$ 26.62
Diluted	—	—
Cash dividends applicable to the year	¥ 1,500.00	$ 15.00

See notes to consolidated financial statements.

Consolidated Statement of Changes in Equity

SKY Perfect JSAT Holdings Inc. and Subsidiaries
For the year ended March 31, 2008

	Millions of yen											
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Unrealized loss on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2007												
Increase (decrease) due to joint stock transfer	3,421,243	¥10,000	¥177,287	¥55	¥1,692	¥(2,287)	¥36		¥(19,166)	¥167,617	¥3,686	¥171,303
Net income					9,107					9,107		9,107
Cash dividends			(1,710)		(2,566)					(4,276)		(4,276)
Increase due to exclusion of subsidiaries from consolidation					4					4		4
Net change in the year				11		(842)	(1,212)	¥40		(2,003)	2,365	362
Balance, March 31, 2008	3,421,243	¥10,000	¥175,577	¥66	¥8,237	¥(3,129)	¥(1,176)	¥40	¥(19,166)	¥170,449	¥6,051	¥176,500

	Thousands of U.S. dollars (Note 1)											
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Unrealized loss on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2007												
Increase (decrease) due to joint stock transfer	3,421243	$100,000	$1,772,870	$550	$16,920	$(22,870)	$360		$(191,660)	$1,676,170	$36,860	$1,713,030
Net income					91,070					91,070		91,070
Cash dividends			(17,100)		(25,660)					(42,760)		(42,760)
Increase due to exclusion of subsidiaries from consolidation					40					40		40
Net change in the year				110		(8,420)	(12,120)	$400		(20,030)	23,650	3,620
Balance, March 31, 2008	3,421,243	$100,000	$1,755,770	$660	$82,370	$(31,290)	$(11,760)	$400	$(191,660)	$1,704,490	$60,510	$1,765,000

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

SKY Perfect JSAT Holdings Inc. and Subsidiaries
For the year ended March 31, 2008

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2008	2008
Operating Activities:		
Income before income taxes and minority interests	¥ 6,712	$ 67,120
Adjustments for:		
Depreciation and amortization (Note 15)	16,127	161,270
Amortization of goodwill	1,179	11,790
Interest and dividend income	(1,966)	(19,660)
Interest expense	1,409	14,090
Equity in net losses of affiliated companies	600	6,000
Gain on sales of investment securities	(390)	(3,900)
Gain on insurance claim	(20,792)	(207,920)
Loss on disposal of property and equipment	20,341	203,410
Write-down of investment securities	4,746	47,460
Office relocation expenses	341	3,410
Decrease in trade receivables	802	8,020
Decrease in broadcasting rights	737	7,370
Increase in other receivables	(62)	(620)
Decrease in prepaid expenses	2,342	23,420
Decrease in other payables	(1,102)	(11,020)
Increase in subscription fees received	147	1,470
Decrease in deferred revenue	(1,187)	(11,870)
Other-net	1,629	16,290
Sub total	31,613	316,130
Interest and dividends received	2,049	20,490
Interest paid	(1,480)	(14,800)
Insurance claim received	20,792	207,920
Income taxes paid	(2,910)	(29,100)
Net cash provided by operating activities	50,064	500,640
Investing Activities:		
Payments for time deposits	(4,397)	(43,970)
Refund of time deposits	3,774	37,740
Proceeds from sales and redemption of short-term investments	40	400
Payments of short-term loans	(35,300)	(353,000)
Proceeds from collection of short-term loans	42,300	423,000
Purchases of property and equipment	(34,218)	(342,180)
Proceeds from sales of property and equipment	61	610
Purchases of intangible fixed assets	(1,975)	(19,750)
Proceeds from sales of intangible fixed assets	32	320
Purchases of investment securities	(6,062)	(60,620)
Proceeds from sales and redemption of investment securities	15,774	157,740
Payments of long-term loans	(10,493)	(104,930)
Acquisition of a subsidiary, net of cash and cash equivalents (Note 14)	(20,416)	(204,160)
Payments for additional acquisition of shares of subsidiaries	(222)	(2,220)
Other	22	220
Net cash used in investing activities	(51,080)	(510,800)
Financing Activities:		
Proceeds from short-term borrowing	55	550
Repayments of short-term borrowing	(75)	(750)
Proceeds from long-term debt	10,493	104,930
Repayments of long-term debt	(6,955)	(69,550)
Payments of long-term payables	(231)	(2,310)
Proceeds from paid-in capital from minority shareholders	2,450	24,500
Dividends paid	(4,261)	(42,610)
Dividends paid to minority shareholders	(19)	(190)
Net cash used in financing activities	1,457	14,570
Foreign currency translation adjustments on cash and cash equivalents	(24)	(240)
Net Increase in Cash and Cash Equivalents	417	4,170
Cash and Cash Equivalents, Beginning of Year	44,583	445,830
Cash and Cash Equivalents, End of Year	¥ 45,000	$ 450,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

SKY Perfect JSAT Holdings Inc. and Consolidated Subsidiaries

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

SKY Perfect JSAT Corporation, renamed in June 2008 to SKY Perfect JSAT Holdings Inc. (the "Company"), was established as a joint holding company on April 2, 2007, that owns SKY Perfect Communications Inc. ("SKY Perfect") and JSAT Corporation ("JSAT") as wholly-owned subsidiaries through business combination by stock transfer. Therefore, since the fiscal year ended March 31, 2008 was the first fiscal year for the Company, the consolidated financial statements or figures of the previous fiscal years for the purpose of comparison are not presented.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The consolidated financial statements as of March 31, 2008 include the accounts of the Company and its significant subsidiaries (together, the "Companies"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

The number of consolidated subsidiaries and affiliated companies, in which investments are accounted for under the equity method, at March 31, 2008 is summarized below.

	2008
Consolidated subsidiaries	16
Affiliated companies:	
Unconsolidated subsidiaries	5
Associated companies	9

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method. Investments in unconsolidated subsidiaries and associated companies are accounted for by the equity method.

Investment in the remaining associated company is stated at cost. If the equity method of accounting had been applied to the investment in this company, the effect on the accompanying consolidated financial statements would not be material.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and associated companies at the date of acquisition, is amortized on a straight-line basis over its estimated useful time. Goodwill incurred from acquisition of JSAT and Space Communications Corporation is amortized over 15 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

b. Business Combination

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No. 7, "Accounting Standard for Business Divestitures" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures". These new accounting pronouncements were effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

c. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, commercial paper and mutual funds investing in bonds that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

d. Inventories

Inventories consist primarily of broadcasting rights. The Companies purchase rights relating to broadcasting of programs which are capitalized and amortized based on the number of showings. Other inventories are mainly stated at cost.

e. Securities

Securities are included in short-term investment and investment securities in the consolidated balance sheets.

Securities are classified as trading securities, held-to-maturity debt securities or available-for-sale securities depending on management's intent. The Companies classify securities as held-to-maturity debt securities and available-for-sale securities.

Held-to-maturity debt securities are stated at amortized cost.

Marketable available-for-sale securities are stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

f. Allowance for Doubtful Receivables

The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Companies' past credit loss experience and evaluation of potential losses in the receivables outstanding.

g. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are principally as follows:

Buildings and structures	2 to 50 years
Machinery, equipment and vehicles	2 to 15 years
Telecommunications satellites	11 to 15 years
Other	2 to 20 years

h. Software

Software is stated at cost less accumulated amortization and is amortized on a straight-line method over the estimated useful lives (mainly 5 years).

i. Impairment for Long-Lived Assets

The Companies review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

j. Allowance for Long-Term Sales Commitments

At February 21, 2006, JSAT entered into an agreement with a third party to sell its whole ownership interest in Japan Cable Cast, Inc. (JCC). At March 27, 2006, JSAT also entered into an agreement with JCC to sell its facilities relating to JC-HITS business on March 31, 2006. In connection with this assignment of JC-HITS business, JSAT is committed under a service contract with JCC to provide with the usage right of JSAT's broadcast and video distribution services over the next five years. Under the service contract, JSAT will earn annual service fees during the contract term. However, the Company expects that the related costs will exceed the service fees each year, and allowance for long-term sales commitments are established in amount to provide such expected losses over the five years.

k. Retirement and Pension Plan

The subsidiaries of the Company have unfunded defined benefit severance indemnity plans covering substantially all of their employees other than directors, executive officers and corporate auditors.

Certain subsidiaries of the Company also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The Companies record the liabilities for retirement benefits based on the projected retirement benefit obligation required at the balance sheet date to provide for the future payments. Unrecognized actuarial differences are amortized on a straight-line method over the average remaining service years of the employees or shorter period (10 - 19 years), starting from the year following the year in which the differences occur. Unrecognized prior service cost is amortized on a straight-line method over the average remaining service years of the employees (17 years), starting from the year in which it occurs.

The annual provision for retirement benefits for directors, executive officers, and corporate auditors is calculated to state the liability at the amount that would be required if all directors retired at each balance sheet date.

l. Stock Options

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

m. Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements. All other leases are accounted for as operating leases.

n. Bonuses to Directors and Corporate Auditors

Bonuses to directors and corporate auditors are accrued at the year end to which such bonuses are attributable.

o. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

The Companies file a tax return under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of the parent company and its wholly owned domestic subsidiaries.

p. Foreign Currency Transactions

All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the consolidated balance sheet date. The foreign exchange gains and losses from transaction are recognized in the consolidated statement of income to the event that they are not hedged by forward exchange contracts.

q. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity. Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the average exchange rate.

r. Derivative Financial Instruments

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statement of income and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for certain payments for overseas broadcasting rights are measured at the fair value and are deferred until liabilities for payments for overseas broadcasting rights are recognized.

Forward contracts applied for forecasted transactions are also measured at the fair value but the unrealized gains or losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

s. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if stock options were exercised.

Cash dividends per share presented in the accompanying consolidated statement of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

t. New Accounting Pronouncements

(1) Measurement of Inventories

Under Japanese GAAP, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

(2) Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

(3) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements".

The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

(4) Asset Retirement Obligations

On March 31, 2008, the ASBJ published a new accounting standard for asset retirement obligations. Under this accounting standard, an asset retirement obligation is defined as a legal obligation imposed either by law or contract that results from the acquisition, construction, development and the normal operation of a tangible fixed asset and is associated with the retirement of such tangible fixed asset. The asset retirement obligation is recognized as the sum of the discounted cash flows required for the future asset retirement and is recorded in the period in which the obligation is incurred if a reasonable estimate can be made. If a reasonable estimate of the asset retirement obligation cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of asset retirement obligation can be made. Upon initial recognition of a liability for an asset retirement obligation, an asset retirement cost is capitalized by increasing the carrying amount of the related fixed asset by the amount of the liability. The asset retirement cost is subsequently allocated to expense through depreciation over the remaining useful life of the asset. Over time, the liability is accreted to its present value each period. Any subsequent revisions to the timing or the amount of the original estimate of undiscounted cash flows are reflected as an increase or a decrease in the carrying amount of the liability and the capitalized amount of the related asset retirement cost.

This standard is effective for fiscal years beginning on or after April 1, 2010, with early adoption permitted for fiscal years beginning on or before March 31, 2010.

3. BUSINESS COMBINATION

a. Establishment of a Joint Holding Company

The Company was established as a joint holding company on April 2, 2007, that owns SKY Perfect and JSAT as wholly-owned subsidiaries through business combination by stock transfer.

The purposes of business combination was to realize synergies to further develop the market of multichannel pay TV in Japan, as well as to maximize the corporate values of both companies through thorough integrated business expansion and more efficient management to correspond with the convergence of telecommunications and broadcasting industries.

The Company accounted for this business combination by the purchase method of accounting. SKY Perfect was treated as the acquiring company and JSAT as the acquired company based on the ratio of voting rights.

The acquisition cost was ¥95,750 million ($957,500 thousand). Acquisition cost consists of the fair value of acquiring company's stock in amount of ¥95,168 million ($951,680 thousand) that was deemed to be issued to the acquired company's shareholders, fair value of stock acquisition rights in the amount of ¥49 million ($490 thousand) and expenses of the acquisition in the amount of ¥533 million ($5,330 thousand).

Goodwill recorded in connection with the business combination totaled ¥12,167 million ($121,670 thousand).

The acquired assets and liabilities on the date of business combination are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 22,423	$ 224,230
Fixed assets	138,150	1,381,500
Total assets	¥ 160,573	$ 1,605,730
Current liabilities	¥ 15,884	$ 158,840
Long-term liabilities	61,091	610,910
Total liabilities	¥ 76,975	$ 769,750

b. Acquisition of Shares of Space Communications Corporation

The Company acquired shares of Space Communications Corporation from Mitsubishi Corporation and other 27 companies, in order to enhance satellite operation business and secure its competitiveness. As a result, Space Communications Corporation is accounted for as a consolidated subsidiary of the Company. The purposes of the business combination was aiming at expansion of multichannel pay TV business, the core business of the Companies' growth strategy to enhance satellite operation business, which is the basis of the growth strategy, and secure its competitiveness. The acquired company's financial results are included only in the Company's consolidated financial statements of the balance sheet as of March 31, 2008.

The Company accounted for this business combination by the purchase method of accounting.

The acquisition cost was ¥27,438 million ($274,380 thousand). Acquisition cost consists of the consideration for shares of acquired company paid to its shareholders in the amount of ¥27,160 million ($271,600 thousand) and expenses of the acquisition in the amount of ¥278 million ($2,780 thousand). The allocation of acquisition cost is not completed yet, since certain items were accounted for only temporarily based on reasonable information available at the time of preparation of the financial statements.

Goodwill recorded in connection with the business combination totaled ¥1,005 million ($10,050 thousand).

The acquired assets and liabilities on the date of business combination are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 9,498	$ 94,980
Fixed assets	51,157	511,570
Total assets	¥ 60,655	$ 606,550
Current liabilities	¥ 9,172	$ 91,720
Long-term liabilities	24,232	242,320
Total liabilities	¥ 33,404	$ 334,040

Pro-forma effects of the business combination on the consolidated statement of income if this business combination had been completed as of April 1, 2007, the beginning of the current fiscal year, would be as follows:

	Millions of yen	Thousands of U.S. dollars
Revenues	¥ 15,877	$ 158,770
Operating income	3,181	31,810

Note: The above pro-forma amounts are not audited.

4. SHORT-TERM INVESTMENTS AND INVESTMENT SECURITIES

Short-term investments and investment securities as of March 31, 2008 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Short-term investments:		
Time deposits	¥ 1,288	$ 12,880
Debt securities	1,000	10,000
Total	¥ 2,288	$ 22,880
Investment Securities:		
Equity securities	¥ 8,221	$ 82,210
Debt securities	19,555	195,550
Other	1,523	15,230
Total	¥ 29,299	$ 292,990

The carrying amounts and aggregate fair values of certain short-term investments and investment securities at March 31, 2008 were as follows:

	Millions of yen			
	2008			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available for sale				
Equity securities	¥ 5,903	¥ 1,303	¥ 957	¥ 6,249
Debt securities	14,600	1	2,050	12,551
Other	766	—	102	664
Held-to-maturity				
Debt securities	8,004	—	194	7,810

	Thousands of U.S. dollars			
	2008			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available for sale				
Equity securities	$ 59,030	$ 13,030	$ 9,570	$ 62,490
Debt securities	146,000	10	20,500	125,510
Other	7,660	—	1,020	6,640
Held-to-maturity				
Debt securities	80,040	—	1,940	78,100

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
	Carrying amount	
Equity securities	¥ 1,972	$ 19,720
Other	859	8,590
Total	¥ 2,831	$ 28,310

Proceeds from sales of available-for-sale securities for the years ended March 31, 2008 was ¥14,942 million ($149,420 thousand). Gross realized gains and losses on these sales, computed on the moving-average cost basis, were ¥390 million ($3,900 thousand) and ¥61 million ($610 thousand), respectively.

The carrying values of debt securities and other investments by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Due within one year or less	¥ 1,000	$ 10,000
Due after one year through five years	4,522	45,220
Due after five year through ten years	2,076	20,760
Due after ten years	13,309	133,090
Total	¥ 20,907	$ 209,070

5. LONG-TERM DEBT

Long-term debt at March 31, 2008 was as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Long-term debt:		
Government-owned banks, maturing serially through 2018, annual interest rates of 0% - 2.32%	¥ 14,934	$ 149,340
Adachi-ku, Tokyo, maturing serially through 2015, annual interest rate of 0%	459	4,590
Banks and insurance companies, maturing serially through 2018, annual interest rates of 0.99% - 6.20%	81,450	814,500
Total	96,843	968,430
Less current portion	14,987	149,870
Long-term debt, less current portion	¥ 81,856	$ 818,560

Long-term payables at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Long-term payables, weighted average interest rate of 2.25% at March 31, 2008	¥ 57	$ 570
Less current portion	43	430
Long-term payables, less current portion	¥ 14	$ 140

At March 31, 2008, certain domestic subsidiaries of the Company had unused lines of credit that totaled ¥6,239 million ($62,390 thousand). Under these programs, the subsidiaries are authorized to obtain short-term financing at prevailing interest rates.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans as a result of increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the year ended March 31, 2008, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

The annual maturities of long-term debt and long-term payables at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Year ending March 31:		
2009	¥ 15,030	$ 150,300
2010	14,168	141,680
2011	10,469	104,690
2012	12,671	126,710
2013	20,138	201,380
Thereafter	24,424	244,240
Total	¥ 96,900	$ 969,000

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The subsidiaries of the Company have unfunded defined benefit severance indemnity plans under which substantially all of its employees, other than directors, executive officers and corporate auditors, are entitled, under most circumstances, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, the length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

Certain subsidiaries of the Company also participate in a contributory multi-employer pension plan covering all of their employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. Therefore the contributions to the multi-employer plan are recognized as paid and accounted for as a component of net periodic retirement benefit costs.

The liability for employees' retirement benefits at March 31, 2008 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Projected benefit obligation	¥ 2,706	$ 27,060
Fair value of plan assets	(453)	(4,530)
Unrecognized actuarial loss	(87)	(870)
Unrecognized prior service cost	49	490
Net liabilities	¥ 2,215	$ 22,150

The components of net periodic retirement benefit costs for the year ended March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Service cost	¥ 268	$ 2,680
Interest cost	31	310
Recognized actuarial loss	3	30
Amortization of prior service cost	(5)	(50)
Contribution to multi-employer defined benefit plan	85	850
Net periodic retirement benefit costs	¥ 382	$ 3,820

Assumptions primarily used for the year ended March 31, 2008 were as follows:

	2008
Discount rate	1.5% - 2.1%
Recognition period of actuarial loss	10 – 19 years
Amortization period of prior service cost	17 years

The subsidiaries of the Company also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2008, amounting to ¥38 million ($380 thousand), were stated on the vested benefit obligation basis, which represents the amount that would be required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

7. EQUITY

Since May 1, 2006, Japanese companies have been subject to the Corporate Law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Corporate Law that affect financial and accounting matters are summarized below:

(1) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(2) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(3) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

8. STOCK OPTIONS

Since the Company was established as a joint holding company on April 2, 2007 that owns SKY Perfect and JSAT as wholly-owned subsidiaries through stock transfer among the shareholders, the stock options granted by both companies were succeeded by the Company.

The following is the detail of stock options of the Company granted in exchange of stock options of SKY Perfect and JSAT upon the stock transfer.

Stock Option	Person Granted	Number of Options Granted (Shares)	Date of Grant	Exercise Price	Exercise Period
1st	1 director 2 directors of subsidiaries 1 executive officer of subsidiaries 1 employee of subsidiaries 8 others	1,644	December 1, 2002	¥105,436 ($1,054.36)	From April 2, 2007 to November 30, 2008
2nd	1 director 6 employees 3 directors of subsidiaries 3 executive officers of subsidiaries 81 employees of subsidiaries 16 others	2,909	April 1, 2004	¥152,000 ($1,520.00)	From April 2, 2007 to March 31, 2010
3rd	1 director 3 directors of subsidiaries 4 executive officers of subsidiaries 4 Others	1,158	December 1, 2004	¥126,105 ($1,261.05)	From April 2, 2007 to November 30, 2010
4th	2 directors 6 employees 3 directors of subsidiaries 5 executive officers of subsidiaries 75 employees of subsidiaries 15 others	2,522	August 1, 2005	¥85,953 ($859.53)	From August 1, 2007 to July 31, 2011
5th	2 directors 4 directors of subsidiaries 6 executive officers of subsidiaries	1,180	October 1, 2006	¥70,256 ($702.56)	From October 1, 2008 to September 30, 2012
6th	2 directors 1 external director 3 employees 3 directors of subsidiaries 4 executive officers of subsidiaries 7 employees of subsidiaries 9 others	3,464	November 19, 2003	¥116,097 ($1,160.97)	From April 2, 2007 to June 30, 2008
7th	2 directors 1 external director 5 employees 6 directors of subsidiaries 4 executive officers of subsidiaries 21 employees of subsidiaries 8 others	3,460	August 13, 2004	¥85,038 ($850.38)	From April 2, 2007 to June 30, 2009
8th	1 director 1 external director 3 directors of subsidiaries	1,200	January 9, 2007	¥77,150 ($771.50)	From December 22, 2008 to June 30, 2011
9th	1 director 18 employees 3 directors of subsidiaries 5 executive officers of subsidiaries 224 employees of subsidiaries 3 others	4,760	January 9, 2007	¥77,150 ($771.50)	From December 22, 2008 to June 30, 2011

The stock option activity is as follows:

For the year ended March 31, 2008	1st (shares)	2nd (shares)	3rd (shares)	4th (shares)	5th (shares)	6th (shares)	7th (shares)	8th (shares)	9th (shares)
Vested									
March 31, 2007 - outstanding	1,644	2,909	1,158	2,522	1,180	3,464	3,460	1,200	4,760
Vested	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	64	56	—	100
March 31, 2008 - outstanding	1,644	2,909	1,158	2,522	1,180	3,400	3,404	1,200	4,660
Exercise price	¥105,436	¥152,000	¥126,105	¥85,953	¥70,256	¥116,097	¥85,038	¥77,150	¥77,150
	$1,054.36	$1,520.00	$1,261.05	$859.53	$702.56	$1,160.97	$850.38	$771.50	$771.50
Average stock price at exercise	—	—	—	—	—	—	—	—	—
Fair value price at grant date	—	—	—	—	—	¥40	¥8,172	¥28,208	¥28,208
						$0.40	$81.72	$282.08	$282.08

9. INCOME TAXES

The Companies are subject to a number of different income taxes which, in the aggregate, indicate a normal effective statutory tax rate of approximately 40.7% for the year ended March 31, 2008.

The tax effects of significant temporary differences and tax loss carry forwards which resulted in deferred tax assets and liabilities at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Deferred Tax Assets:		
Operating loss carried forward	¥ 8,459	$ 84,590
Depreciation	7,179	71,790
Write-down of investment securities	4,122	41,220
Deferred gain on derivatives under hedge accounting	994	9,940
Liabilities for retirement benefits	919	9,190
Allowance for doubtful accounts	483	4,830
Allowance for long-term sales commitments	438	4,380
Accrued enterprise tax	436	4,360
Accrued expenses	357	3,570
Accrued bonus	351	3,510
Unrealized losses on available-for-sale securities	279	2,790
Other	1,427	14,270
Less valuation allowance	(13,467)	(134,670)
Total	11,977	119,770
Deferred Tax Liabilities:		
Depreciation in foreign subsidiaries	(391)	(3,910)
Unrealized gains on investments in subsidiaries	(262)	(2,620)
Other	(136)	(1,360)
Total	(789)	(7,890)
Net deferred tax assets	¥ 11,188	$ 111,880

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2008 was as follows:

	2008
Normal effective statutory tax rate	40.7%
Expenses not deductible for taxation	1.9
Revenues not taxable	(40.2)
Change in valuation allowance	(101.2)
Loss carried-forwards nullified due to consolidated corporate-tax system	27.1
Consolidation adjustment for dividend income	40.6
Consolidation adjustment for debt waiver	9.9
Amortization of goodwill	7.1
Other	(4.3)
Actual effective tax rate	(18.4)%

10. LEASES

(1) Finance lease

The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment. Total rental expense under finance leases for the years ended March 31, 2008 was ¥3,741 million ($37,410 thousand).

Pro forma information of leased assets such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the year ended March 31, 2008 was as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Machinery and equipment:		
Acquisition Cost	¥ 8,554	$ 85,540
Accumulated depreciation	5,314	53,140
Net book vale	3,240	32,400
Tools and equipment:		
Acquisition Cost	6,768	67,680
Accumulated depreciation	3,361	33,610
Net book value	3,407	34,070
Software:		
Acquisition Cost	1,626	16,260
Accumulated depreciation	1,545	15,450
Net book value	81	810
Total	¥ 6,728	$ 67,280

Obligations under finance leases were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Due within one year	¥ 3,665	$ 36,650
Due after one year	3,135	31,350
Total	¥ 6,800	$ 68,000

Depreciation expense and interest expense under finance leases were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Depreciation expense	¥ 3,347	$ 33,470
Interest expense	287	2,870
Total	¥ 3,634	$ 36,340

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

(2) Operating lease

The minimum rental commitments under noncancellable operating leases at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Due within one year	¥ 468	$ 4,680
Due after one year	4,319	43,190
Total	¥ 4,787	$ 47,870

11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The major components of selling, general and administrative expenses for the year ended March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Salaries and wages	¥ 3,521	$ 35,210
Provision for accrued bonuses	68	680
Provision for liabilities for retirement benefits	227	2,270
Advertising expenses	8,784	87,840
Sales promotion expenses	5,265	52,650
Sales incentive	5,722	57,220
Provision for doubtful receivables	389	3,890
Research and development expenses	547	5,470
Other	15,059	150,590
Total	¥ 39,582	$ 395,820

12. DERIVATIVE INSTRUMENTS

The consolidated subsidiaries of the Company use derivative financial instruments, which include foreign exchange forward contracts and interest rate swap contracts. Foreign exchange forward contracts are used for the purpose of reducing the risk arising from the changes in anticipated cash flows of forecasted transactions associated with certain payments for overseas broadcasting rights. Interest rate swap contracts are used to reduce the risk of increased interest payment on borrowings and debts due to rises in market rates.

Foreign exchange forward contracts and interest rate swap contracts are subject to market risk.

Because the counterparties to those derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions are executed and controlled by the Finance and Accounting Division of those subsidiaries in accordance with the internal policies which regulate the authorization and guidelines and the transaction status and performances are periodically reported to the Board of Directors of those subsidiaries.

The Companies had the following derivative contracts that do not qualify for hedge accounting and are outstanding at March 31, 2008.

	Millions of yen			Thousands of U.S. dollars		
	2008			2008		
	Notional amount	Fair Value	Unrealized loss	Notional amount	Fair Value	Unrealized loss
Foreign currency forward contracts:						
Buying U.S. dollar	¥ 321	317	¥ (4)	$ 3,210	3,170	$ (40)

The notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the year ended March 31, 2008 is as follows:

	Millions of yen		Yen	U.S. dollars
	Net income	Weighted-average shares	EPS	
For the year ended March 31,2008				
Basis EPS				
Net income available to common shareholders	¥ 9,107	3,421,246	¥ 2,662	$ 26.62

Diluted net income per share is not disclosed because it is anti-dilutive.

14. BREAKDOWN OF PRINCIPAL ASSETS AND LIABILITIES ACQUIRED THROUGH NEW CONSOLIDATION OF A SUBSIDIARY

In line with the consolidation of a subsidiary through the acquisition of its shares, the following is a breakdown of assets and liabilities at the time of consolidation, as well as the acquisition price of the shares and the revenues (net amount) acquired.

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Current assets	¥ 9,498	$ 94,980
Fixed assets	51,156	511,560
Goodwill	1,005	10,050
Current liabilities	(9,172)	(91,720)
Non-current liabilities	(24,232)	(242,320)
Minority interests	(817)	(8,170)
Acquisition price of share in a newly consolidated subsidiary	27,438	274,380
Payables	(243)	(2,430)
Cash and cash equivalents of a newly consolidated subsidiary	(6,779)	(67,790)
Net payments for acquisition of shares of a newly consolidated subsidiary	¥ 20,416	$ 204,160

15. SEGMENT INFORMATION

(1) Industry segments

The Company operates in the following industries:

Broadcast-related business – Broadcasting business utilizing communication satellite infrastructure

Satellite operation business – Construction, control and operation of communication satellite infrastructure

Information about industry segments of the Companies for the year ended March 31, 2008 is as follows;

a. Sales and operating income

	Millions of yen			
	2008			
	Broadcast-related business	Satellite operation business	Eliminations/ Corporate	Consolidated
Sales to customers	¥ 86,560	¥ 34,842	¥ —	¥ 121,402
Intersegment sales	3,911	4,425	(8,336)	—
Total sales	90,471	39,267	(8,336)	121,402
Operating expenses	87,983	30,140	(7,976)	110,147
Operating income	¥ 2,488	¥ 9,127	¥ (360)	¥ 11,255

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of yen			
	2008			
	Broadcast-related business	Satellite operation business	Eliminations/ Corporate	Consolidated
Total assets	¥ 113,393	¥ 211,544	¥ (2,724)	¥ 322,213
Depreciation	4,677	11,432	18	16,127
Capital expenditures	10,060	26,004	129	36,193

a. Sales and operating income

	Thousands of U.S. dollars			
	2008			
	Broadcast-related business	Satellite operation business	Eliminations/ Corporate	Consolidated
Sales to customers	$ 865,600	$ 348,420	$ —	$ 1,214,020
Intersegment sales	39,110	44,250	(83,360)	—
Total sales	904,710	392,670	(83,360)	1,214,020
Operating expenses	879,830	301,400	(79,760)	1,101,470
Operating income	$ 24,880	$ 91,270	$ (3,600)	$ 112,550

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of yen			
	2008			
	Broadcast-related business	Satellite operation business	Eliminations/ Corporate	Consolidated
Total assets	$ 1,133,930	$ 2,115,440	$ (27,240)	$ 3,222,130
Depreciation	46,770	114,320	180	161,270
Capital expenditures	100,600	260,040	1,290	361,930

(2) Geographical segment

Under Japanese accounting regulations, the Companies are not required to disclose geographical segment information because sales and total assets in Japan represented more than 90% of those of the Companies for the period presented herein.

(3) Sales to foreign customers

Under Japanese accounting regulations, the Companies are not required to disclose sales to foreign customers information because sales to foreign customers represented less than 10% of the Companies for the period presented herein.

16. SUBSEQUENT EVENTS

(1) Appropriations of retained earnings

The following appropriation of retained earnings at March 31, 2008 was approved at the Company's shareholders' meeting held on June 27, 2008:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥1,000 ($10.00) per share	¥ 3,696	$ 36,960

(2) Absorption-type demerger of consolidated subsidiaries

At the Board of Directors' meeting held on February 13, 2008, the Company resolved to succeed shares of the Company owned by wholly-owned consolidated subsidiaries, SKY Perfect and JSAT, via corporate absorption demerger, and concluded the agreement for absorption demerger. Based on this agreement, the following demerger was effectuated on April 1, 2008.

(a) Purpose of demerger

To concentrate the shares of the Company owned by consolidated subsidiaries to the Company as a part of enhancement of the capital policy of the Companies.

(b) Method of demerger

Absorption-type demerger in which the Company shall be the successor company, while SKY Perfect and JSAT shall be the demerged companies.

(c) Assets succeeded

			Acquisition cost		Book value	
Demerged company	Assets succeeded	Number of shares (shares)	Millions of yen	Thousands of U.S. dollars	Millions of yen	Thousands of U.S. dollars
SKY Perfect	Shares of the Company	111,909	¥ 7,446	$ 74,460	¥ 4,488	$ 44,880
JSAT	Shares of the Company	162,882	11,660	116,600	6,532	65,320

(d) Allocation of shares

No share was allotted, due to SKY Perfect and JSAT being wholly-owned subsidiaries of the Company.

(e) Common stock increased via succession

The demerger resulted in no change in the amount of common stock of the Company.

(f) Effective date of demerger

April 1, 2008

(g) Summary of accounting for demerger
The transactions relating to this demerger shall be eliminated as intragroup transactions, since this demerger is classified as a transaction under common control.

(3) Cancellation of treasury stock
At the Board of Directors' meeting held on March 5, 2008, pursuant to Article 178 of the Japanese Corporate Law, the Company resolved cancellation of treasury stock, subject to the effectuation of the agreement for absorption-type demerger concluded on February 13, 2008. Based on this resolution, the following cancellation of treasury stock was effectuated on April 30, 2008.

(a) Reasons for treasury stock cancellation
To increase shareholders' value through reducing the number of issued shares outstanding, as well as to increase capital efficiency.

(b) Fund applied for treasury stock cancellation
Other capital surplus shall be reduced.

(c) Type of shares to be cancelled
Common shares

(d) Aggregate number of shares cancelled
250,000 shares (6.76% of total shares issued)

(e) Date of cancellation
April 30, 2008

Independent Auditor's Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SKY Perfect JSAT Holdings Inc.:

We have audited the accompanying consolidated balance sheet of SKY Perfect JSAT Holdings Inc. (the "Company") and consolidated subsidiaries as of March 31, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SKY Perfect JSAT Holdings Inc. and consolidated subsidiaries as of March 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 16 to the consolidated financial statements, the Company succeeded shares of the Company owned by wholly-owned consolidated subsidiaries, SKY Perfect Communications Inc. and JSAT Corporation, via corporate absorption demerger on April 1, 2008.

As discussed in Note 16 to the consolidated financial statements, the Company canceled treasury stock on April 30, 2008.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2008

Member of
Deloitte Touche Tohmatsu

Corporate Data and Investor Information (As of June 27, 2008)

Corporate Name:	SKY Perfect JSAT Holdings Inc.
Headquarters:	1-14-14 Akasaka Minato-ku Tokyo 107-0052, Japan
Telephone:	+81-3-5571-1500
URL:	www.skyperfectjsat.co.jp/
Established:	April 2, 2007
Number of Employees (consolidated):	948 (247*) * Average number of part-time employees in fiscal 2007
Capital:	¥10 billion
Stock Listing:	First Section, Tokyo Stock Exchange (Code 9412)
Number of Share Issued:	3,696,037 (As of March 31, 2008)
Total Number of Shareholders:	51,048 (As of March 31, 2008)
Fiscal Year-End:	March 31
Annual General Meeting of Shareholders:	June
Payment of Dividends (dividend record date):	March 31 (September 30 when interim dividends are paid)
Transfer Agent of Common Stock:	Mizuho Trust & Bank Co., Ltd.

Major Shareholders (As of March 31, 2008):

	Number of shares held	% of voting rights
Mizuho Trust & Bank Co., Ltd. (Pension trust account for ITOCHU Corporation)	**346,572**	**10.1%**
Sony Broadcasting Media Co., Ltd.	**283,058**	**8.3%**
Fuji Television Network, Inc.	**283,058**	**8.3%**
NTT Communications Corporation	**260,570**	**7.6%**
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	**218,364**	**6.4%**
Nippon Television Network Corporation	**208,914**	**6.1%**
Tokyo Broadcasting System, Inc.	**184,340**	**5.4%**
Itochu Corporation	**136,058**	**4.0%**
Japan Trustee Service Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	**134,052**	**3.9%**
Goldman Sachs International	**107,078**	**3.1%**

Notes: Although the Company owns no treasury stock, subsidiaries JSAT Corporation and SKY Perfect Communications Inc. own treasury stock in the Company, as indicated below.

JSAT Corporation	162,882
SKY Perfect Communications Inc.	111,909
Total	274,791

As the shares these subsidiaries hold in the Company have no voting rights, they are omitted from the above list of major shareholders, and the voting rights corresponding to the total shares held have been omitted from the calculation of their percentages voting rights.

Reference:

The Company owned the above shares as treasury stock on April 1, 2008, and to eliminate treasury stock of 250,000 shares on April 30, 2008. Current number of share issued is 3,446,037.

Major Group Companies (As of June 27, 2008)

Corporate Name:	SKY Perfect Communications Inc.
Capital:	¥50,083 million
Principal Activities:	Operating CS digital broadcasting platforms
Ownership:	100.0%

Corporate Name:	JSAT Corporation
Capital:	¥53,769 million
Principal Activities:	Satellite operator
Ownership:	100.0%

Corporate Name:	Space Communications Corporation
Capital:	¥20,000 million
Principal Activities:	Satellite operator
Ownership:	97.0%

Corporate Name:	Data Network Center Corporation
Capital:	¥100 million
Principal Activities:	Involved in customer management for multichannel broadcasting services, including interactive services
Ownership:	51.0%

Corporate Name:	SKY Perfect Broadcasting Corporation
Capital:	¥2,500 million
Principal Activities:	A provider of Pay-Per-View services
Ownership:	100.0%

Corporate Name:	Satellite Network, Inc.
Capital:	¥1,600 million
Principal Activities:	A major Type II telecommunications carrier and a systems integrator for satellite communications and broadcasting services
Ownership:	92.0%

Corporate Name:	Cable television Adachi Corporation
Capital:	¥2,063 million
Principal Activities:	CATV business
Ownership:	77.3%

Corporate Name:	Multi Channel Entertainment Inc.
Capital:	¥10 million
Principal Activities:	Licensed broadcaster providing multi-channel high-definition pay broadcasting services via CS-110 degree platform
Ownership:	100.0%

OptiCast Inc.

Corporate Name:	OptiCast Inc.
Capital:	¥60,000 million
Principal Activities:	Entity for content distribution through optical fiber networks
Ownership:	100.0%

Corporate Name:	JSAT International Inc.
Capital:	US$25 million
Principal Activities:	U.S. subsidiary of JSAT Corporation, working with joint-venture partner, Intelsat, to market capacity on satellites in North America
Ownership:	100.0%

Corporate Name:	Samurai TV Inc.
Capital:	¥12 million
Principal Activities:	Satellite broadcasting of professional wrestling and martial arts programming and transmission of CATV programs
Ownership:	100.0%

Corporate Name:	SKY Perfect Well Think Co., Ltd.
Capital:	¥480 million
Principal Activities:	Content development and investment and investment
Ownership:	100.0%

Corporate Name:	eTEN Inc.
Capital:	¥115 million
Principal Activities:	Production of weather information programs mainly for e-tenki.net
Ownership:	100.0%

Corporate Name:	SKY Perfect Mobile Co., Ltd.
Capital:	¥480 million
Principal Activities:	Content distribution service for mobile phones
Ownership:	100.0%

OptiCast Marketing Inc.

Corporate Name:	OptiCast Marketing Inc.
Capital:	¥4,362 million
Principal Activities:	Marketing and promotion activities for content distribution through optical fiber networks
Ownership:	51.0%

Corporate Name:	Information Network Koriyama Inc.
Capital:	¥60 million
Principal Activities:	Content distribution service through telecommunications carriers' facilities
Ownership:	98.0%

Notes: 1. The above companies are consolidated subsidiaries of the Company.
2. The percentages of ownership include indirect investment.

SKY Perfect JSAT Holdings Inc.

http://www.skyperfectjsat.co.jp/

END